FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 15, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   June 15, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Announces Baghdad Maintenance Depot

(Baghdad, Iraq and Vancouver, British Columbia) June 15 2006, 09:15 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has established a maintenance depot in Baghdad, Iraq to support the in-theater operations of the United States Armed Forces.

The maintenance depot provides in-theater capability to diagnose, repair, overhaul and upgrade fielded satellite systems. The facility houses a comprehensive set of critical and depot-level spares and offers an advanced parts exchange program for fielded units. The facility is manned by Norsat Certified Field Technicians™.

“This maintenance depot is a critical enabler of our mission to serve as ‘the turnkey operation’ supporting in-theater Public Affairs efforts,” said Lieutenant-Colonel Beckman, Director, Operations of the United States Third Army’s Digital Video and Imagery Distribution System (DVIDS).

“The opening of the Baghdad maintenance depot reinforces our ‘Always On’ service philosophy. Central to this is the Norsat Global Advantage Program™, a comprehensive program designed to drive overall operator satisfaction and to maximize the operational availability of fielded systems,” explains Marija Curkovic, Director, Customer Service, Norsat International.

The Norsat Global Advantage Program comprises of in-theater troubleshooting, preventative maintenance, training and certification, advanced parts exchange and repair capabilities.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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